The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

February 11, 2011

Ms. Lisa Etheredge
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone (202) 551-3424
Fax (703) 813-6968

Re:           Vertex Energy, Inc. Form 10-K for the Year Ended December 31, 2009

Dear Ms. Etheredge:

Vertex Energy, Inc. (the “Company”) is in receipt of your comment letter dated February 2, 2011 (the “Letter”), in connection with the Company’s January 14, 2011 response to your December 16, 2010 comment letter, regarding among other things, the Company’s Form 10-K for the Year Ended December 31, 2009.  The Company has unfortunately experienced unforeseen delays in responding to your Letter, and respectfully requests an extension in connection with its responses to the Letter until February 18, 2011.

Very truly yours,

/s/ John S. Gillies
John S. Gillies
Associate